

April 9, 2024

Greg Moran
Chief Executive Officer
Zoomcar Holdings, Inc.
Anjaneya Techno Park, No.147, 1st Floor
Kodihalli, Bangalore, India 560008

> **Re: Zoomcar Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 19, 2024**
> **File No. 333-276859**

Dear Greg Moran:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed March 19, 2024

General

1. Please amend your filing to add pro forma income statements for the year ended March 31, 2023 and the nine months ended December 31, 2023 as if the merger took place at the beginning of the latest fiscal year (March 31, 2022). In this regard, we note the consolidated entity's interim income statement only reflects the operations of Innovative's results for the last three days of the period. For reference, please refer to Rule 11-02(c)(2)(i) of Regulation S-X.

Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services